EXHIBIT 10.1
New Director Compensation Program
     The Board of Directors approved a new compensation plan as of May 20, 2008. Under the new compensation plan, the Directors’ annual retainer of $40,000 remains unchanged. The annual retainer continues to be payable in a mix of stock and cash, with a required minimum equity component of 25%.
     The annual fee paid to the chairperson of the Nominating and Corporate Governance committee remains unchanged at $7,000. The annual fees paid to the Lead Director and the chairpersons of the Audit Committee and Compensation Committee have been increased from $7,000 to $15,000. Any special committee chair receives a fee of $25,000 paid annually. These fees are payable in cash.
     Under the new compensation plan, the meeting fees have been increased. Directors now earn $1,500 for each in-person Board Meeting, an increase from $1,000 per meeting. Directors also earn $1,000 for each Board call, an increase from $500; and Directors earn $1,000 for each committee meeting, an increase from $500. These fees are now payable in cash.
     The new plan does away with the initial grant to new directors of an option to purchase 25,000 shares, and also does away with the annual grant to directors of an option to purchase 7,500 immediately following each annual meeting of stockholders. Instead, each non-employee director will receive an annual grant of $75,000 of value upon election/re-election to the Board. This grant will be comprised of a mix of restricted stock and options, all of which will vest on the first anniversary of the grant.